UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

NOBILITY HOMES INC

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

654892108

(CUSIP Number)

Terry E. Trexler,  Terry E. Trexler Revocable Trust  3741 S W 7th STREET  OCALA,  Florida  34474  Phone : (904) 732-5157

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Terry E. Trexler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,183,407

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,183,407

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,183,407

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.8%

14	TYPE OF REPORTING PERSON
IN

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Terry E. Trexler Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,180,535

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,180,535

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,180,535

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.7%

14	TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer

This Schedule 13-D relates to the Common Stock (the "Common Stock") of the following corporation (the "Issuer"): Nobility Homes, Inc. 3741 S.W. 7th Street Ocala, FL 34478

Item 2.	Identity and Background

(a)
This Schedule 13-D is filed on behalf of Terry E. Trexler, and the Terry E. Trexler Revocable Trust (the "Trust" and, together with Mr. Trexler, the "Reporting Persons"), of which Mr. Trexler is the Trustee.

(b)	3741 S.W. 7th Street Ocala, FL 34478

(c)	Mr. Trexler is the Trustee of the Trust.

(d)
During the last five years, the Reporting Persons have not been a party to a criminal or civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)
During the last five years, the Reporting Persons have not been a party to a criminal or civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Trexler is a citizen of the United States and the Trust has been established under the laws of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The Trust acquired beneficial ownership of 2,180,535 shares of the Common Stock when the Terry E. Trexler Irrevocable Trust was terminated on August 18, 2011 and 2,180,535 shares of the Common Stock was transferred to the Trust for no consideration. As the trustee of the Trust, Mr. Trexler was vested with sole voting and investment power with respect to such shares.

Item 4.	Purpose of Transaction

2,180,535 shares of the Common Stock have been distributed to the Terry E. Trexler Revocable Trust for no consideration, upon termination of the Terry E. Trexler Irrevocable Trust.

(a)
Except as set forth above, Mr. Trexler does not know of any plans or proposals which would relate to or result in the following: the acquisition by any person of additional Common Stock of the Issuer, or the disposition of Common Stock of the Issuer.

(b)
Except as set forth above, Mr. Trexler does not know of any plans or proposals which would relate to or result in the following: an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries.

(c)
Except as set forth above, Mr. Trexler does not know of any plans or proposals which would relate to or result in the following: a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

(d)
Except as set forth above, Mr. Trexler does not know of any plans or proposals which would relate to or result in the following: any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e)
Except as set forth above, Mr. Trexler does not know of any plans or proposals which would relate to or result in the following: any material change in the present capitalization or dividend policy of the Issuer.

(f)
Except as set forth above, Mr. Trexler does not know of any plans or proposals which would relate to or result in the following: any other material change in the Issuer's business or corporate structure.

(g)
Except as set forth above, Mr. Trexler does not know of any plans or proposals which would relate to or result in the following: any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

(h)
Except as set forth above, Mr. Trexler does not know of any plans or proposals which would relate to or result in the following: causing a class of Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

(i)
Except as set forth above, Mr. Trexler does not know of any plans or proposals which would relate to or result in the following: a class of equity Common Stock of the Issuer becoming eligible for termination of resignation pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

(j)	Except as set forth above, Mr. Trexler does not know of any plans or proposals which would relate to or result in the following: any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
Mr. Trexler, through the Trust, beneficially owns and has sole dispositive and voting power over an aggregate 2,183,407 shares of the Common Stock, constituting approximately 53.8% of the 4,061,869 shares of the Common Stock outstanding as of January 27, 2015. Aside from the 2,180,535 shares owned by the Terry E. Trexler Revocable Trust, Mr. Trexler beneficially owns 2,040 shares held in trust for the benefit of Mr. Trexler's grandchild and 832 shares owned through the Nobility Homes, Inc. 401(k) plan.

(b)
Mr. Trexler, through the Trust, beneficially owns and has sole dispositive and voting power over an aggregate 2,183,407 shares of the Common Stock, constituting approximately 53.8% of the 4,061,869 shares of the Common Stock outstanding as of January 27, 2015. Aside from the 2,180,535 shares owned by the Terry E. Trexler Revocable Trust, Mr. Trexler beneficially owns 2,040 shares held in trust for the benefit of Mr. Trexler's grandchild and 832 shares owned through the Nobility Homes, Inc. 401(k) plan.

(c)	No transactions in the Common Stock were effected by Mr. Trexler in the last sixty days.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
Any dividends on the 2,183,407 shares of Common Stock (constituting approximately 53.8% of the total number of shares outstanding) owned by Mr. Trexler or the Trust and the proceeds of the sale thereof will be paid to Mr. Trexler or the Trust, as applicable. No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Trexler and any other persons with respect to any Common Stock of the Issuer, including but not limited to transfer or voting of any Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 28, 2015	By:	/s/ Terry E. Trexler

TERRY E. TREXLER REVOCABLE TRUST

January 28, 2015	By:	/s/ Terry E. Trexler
Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)